

May 15, 2018

Richard K. Pertile
Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street N. #138
Clearwater, FL 33760

     Re: Acacia Diversified Holdings, Inc.
         10-K for the Year Ended December 31, 2017
         Filed April 2, 2018
         File No. 001-14088

Dear Mr. Pertile:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

General

1.   We note that your annual report is incorporated by reference in Form S-8 filed February 26, 2018. As such, please amend and provide the consent of your independent registered public accounting firm or tell us why a consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure